

June 20, 2021

Matt Reid
Principal Executive Officer
APPlife Digital Solutions Inc
50 California St, #1500
San Francisco, CA 94111

      Re: APPlife Digital Solutions Inc
          Amendment No. 1 to Registration Statement on Form S-1
          Filed June 14, 2021
          File No. 333-256386

Dear Mr. Reid:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form S-1 filed June 14, 2021

Signatures, page 37

1.   We note that you have revised your filing as requested to caption Mr. Reid's signature to the registration statement in his personal capacity as principal financial officer, in addition to other of his positions. Please also ensure that your filing is signed by him or another officer in their capacity as your principal accounting officer. Refer to Instructions 1 and 2 to the Signatures section of Form S-1.

You may contact Katherine Wray, Staff Attorney, at (202) 551-3483 or Jan Woo, Legal Branch Chief, at (202) 551-3453 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Chase Chandler